

January 13, 2022

Diedre Gray
Secretary
BellRing Distribution, LLC
2503 S. Hanley Road
St. Louis, Missouri 63144

> **Re: BellRing Distribution, LLC**
> **Registration Statement on Form S-4**
> **Filed on December 23, 2021**
> **File No. 333-261873**

Dear Ms. Gray:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please revise this Registration Statement on Form S-4 and Form S-1 to comply with our comments issued on the Registration Statement on Form S-4, file no. 333-261741, filed on December 17, 2021.

THE EXCHANGE OFFER, page 80

2. We note the disclosure that "Post is offering to exchange up to 80.1% of the shares of New BellRing Common Stock held by it for shares of Post Common Stock." Please reconcile this disclosure with the disclosure elsewhere that Post will offer at least 80.1% of the shares of New BellRing held by it.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202)-551-3328 or Kevin Woody at (202)-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Sergio Chinos at (202)-551-7844 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing